# Swingman

**Bay Colt; Feb 21, 2018**

**Unraced**

Click here for Interactive Nicking

| | | | | | |
|---|---|---|---|---|---|
| Swingman<br>Bay Colt<br>Foaled Feb 21, 2018<br>in Kentucky<br>Unraced | Tonalist, 11 b | Tapit, 01 gr/ro | Pulpit, 94 b | A.P. Indy, 89 dk b/ | Seattle Slew, 74 dk b/ |
| | | | | | Weekend Surprise, 80 b |
| | | | | Preach, 89 b | Mr. Prospector, 70 b |
| | | | | | Narrate, 80 dk b/ |
| | | | Tap Your Heels, 96 gr/ro | Unbridled, 87 b | Fappiano, 77 b |
| | | | | | Gana Facil, 81 ch |
| | | | | Ruby Slippers, 82 ro | Nijinsky II, 67 b |
| | | | | | Moon Glitter, 72 ro |
| | | Settling Mist, 99 b | Pleasant Colony, 78 dk b/ | His Majesty, 68 b | *Ribot, 52 b |
| | | | | | Flower Bowl, 52 b |
| | | | | Sun Colony, 68 b | Sunrise Flight, 59 dk b |
| | | | | | *Colonia, 59 b |
| | | | Toll Fee, 85 b | Topsider, 74 b | Northern Dancer, 61 b |
| | | | | | Drumtop, 66 b |
| | | | | Toll Booth, 71 b | Buckpasser, 63 b |
| | | | | | Missy Baba, 58 b |
| | Eternal Grace, 04 dk b/ | Gilded Time, 90 ch | Timeless Moment, 70 ch | Damascus, 64 b | Sword Dancer, 56 ch |
| | | | | | Kerala, 58 b |
| | | | | Hour of Parting, 63 ch | Native Dancer, 50 gr |
| | | | | | Sweet Sorrow, 56 b |
| | | | Gilded Lilly, 79 ch | What a Pleasure, 65 ch | Bold Ruler, 54 dk b |
| | | | | | Grey Flight, 45 gr |
| | | | | Luquillo, 61 b | *Princequillo, 40 b |
| | | | | | *Lulalu, 50 ch |
| | | One Fit Lady, 96 dk b/ | Fit to Fight, 79 b | Chieftain, 61 br | Bold Ruler, 54 dk b |
| | | | | | Pocahontas, 55 br |
| | | | | Hasty Queen II, 63 dk b/ | One Count, 49 dk br |
| | | | | | Queen Hopeful, 51 dk b |
| | | | Elgin Lady, 89 dk b/ | Valid Appeal, 72 b | In Reality, 64 b |
| | | | | | Desert Trial, 63 ch |
| | | | | Lady Portia, 72 dk b/ | Damascus, 64 b |
| | | | | | Court Circuit, 64 b |

Breeder: K & G Stables (KY)

Inbreeding: Damascus: 4D X 5D
Bold Ruler: 5D X 5D

Dosage Profile: 3 9 6 0 0
Dosage Index: 5.00
Center of Distribution: +0.83

**Please Note: Nicking Stats and Interactive Nicking are on the following page**

# Swingman

### Bay Colt; Feb 21, 2018

**Nicking Stats for Sire and Broodmare Sire**

**SIRE of Swingman: Tonalist**

| TOTALS FOR | | foals* | starters (%) | winners (%) | BW (%) | earnings ($) | aei |
|---|---|---|---|---|---|---|---|
| Tonalist | | 179 | 52 (29 ) | 20 (11 ) | 1 (1 ) | $1,267,328 | 0.90 |

**BROODMARE SIRE of Swingman: Gilded Time**

| TOTALS FOR | mares | foals* | starters (%) | winners (%) | BW (%) | earnings ($) | aei |
|---|---|---|---|---|---|---|---|
| Gilded Time | 424 | 2038 | 1427 (70 ) | 1007 (49 ) | 74 (4 ) | $74,193,960 | 1.08 |

**Nicking Stats for mares by Gilded Time when bred to Tonalist**

| | mares | foals* | starters (%) | winners (%) | BW (%) | earnings ($) | aei |
|---|---|---|---|---|---|---|---|
| | 1 | 1 | 0 (0 ) | 0 (0 ) | 0 (0 ) | $0 | 0.00 |

\* Foals of racing age

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## Interactive Nicking

To generate a second set of Nicking Stats for this Pedigree,
click on a Sire and Broodmare Sire combination below to view the results.

**Tonalist with Timeless Moment mares**
**Tapit with Gilded Time mares**
**Tapit with Timeless Moment mares**
**Pulpit with Gilded Time mares**
**Pulpit with Timeless Moment mares**

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